SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20459

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

October 31, 2002

Compañ ía de Telecomunicaciones de Chile S.A.
(Exact name of registrant as specified in its charter)

Telecommunications Company of Chile
(Translation of registrant’s name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(562) 691-2020
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes	No X

(If “Yes” is marked, indicate below
the file number assigned to the registrant in
connection with Rule 12g3-2(b):)     N/A

COMPAÑÍA DE TELECOMMUNICACIONES DE CHILE S.A.

TABLE OF CONTENTS

Item

1.	Press release, dated October 30, 2002, entitled “Compañía de Telecomunicaciones de Chile S.A. announces third quarter 2002 results (3Q02)”

News Release FOR IMMEDIATE RELEASE

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.
ANNOUNCES THIRD QUARTER 2002 RESULTS (3Q02)

Highlights:

Net loss of Ch$16,830 million (US$22.5 million) in 3Q02 and an accumulated net loss of Ch$15,494 million (US$20.7 million) for the nine-month period ended September 30, 2002
Extraordinary charge of Ch$14,941 million (US$20.0 million) in 3Q02 as a consequence of the headcount reduction of 1,070 employees of Telefónica CTC Chile and its subsidiaries
EBITDA amounted to Ch$98,852 million (US$132.0 million) in 3Q02 and Ch$292,669 million (US$390.9 million) for the nine-month period ended September 30, 2002
EBITDA margin reached 45.7% in 3Q02 and 45.8% for the nine-month period ended September 30, 2002

(Santiago, Chile — October 30, 2002) Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) (“Telefónica CTC Chile” or the “Company”) announced today its quarterly unaudited financial results, stated in Chilean GAAP (in constant Chilean pesos as of September 30, 2002) for the third quarter ended September 30, 2002. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for September 30, 2002, which was Ch$748.73 = US$1.00.

The following information is presented in accordance with Chilean GAAP. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros (“SVS”). Results in US GAAPwill be furnished at a later time by the Company in Form 6-K to the Securities and Exchange Commission of the United States of America. This press release and the Company’s reports on Form 6-K will be publicly available at the Securities and Exchange Commission (www.sec.gov), as well as at the Company’s website, www.telefonicadechile.cl.

1

Telefonica CTC Chile	3Q02 Earnings Release

NOTE: In order to show more clearly its revenues by business unit, Telefónica CTC
Chile has reclassified certain revenue items among “Fixed Telephony” revenues and “Other businesses” revenues. All historic information has been adjusted accordingly. For more details, see the Appendix that has been included for explanatory purposes

CONSOLIDATED RESULTS FOR 3Q02
(Comparisons refer to 3Q01)

REVENUES	Telefónica CTC Chile’s revenues decreased by 2.4% in 3Q02 as compared to 3Q01, amounting to Ch$216,299 million (US$288.9 million). This decrease is mainly attributable to a 25.2% decrease in the subsidiary Sonda's revenues, as well as the drop in revenues resulting from the new agreement with Publiguías, effective since 3Q01. Excluding these effects, revenues in 3Q02 grew 1.4% year-over-year. Regarding the Company's core businesses, other impacts on revenues are: (i) a 6.1% decrease in fixed telephony revenues (decrease of 4.5% excluding Publiguís), and (ii) a 15.7% decrease in long distance revenues.These decreases were offset by: (i) a 16.0% increase in revenues from mobile services, and (ii) a 22.8% increase in revenues from corporate customer communications services. For the nine-month period ended September 2002, revenuesfell by 3.9% (increased 0.6% without the effect of Sonda and Publiguís), to Ch$639,554 million (US$854.2 million) compared to the same period in the previous year.

OPERATING COSTS AND EXPENSES

Operating costs and expenses increased by 1.5% in 3Q02 to Ch$181,711 million (US$242.7 million), as compared to Ch$179,098 million (US$239.2 million) in 3Q01.

Salaries decreased by 7.8% in 3Q02 to Ch$21,249 million (US$28.4 million) as compared to 3Q01, principally due to the non-payment of salaries in July to personnel on strike.

Other operating costs and expenses increased by 0.2% in 3Q02 to Ch$66,272 million (US$88.5 million) as compared to 3Q01, mainly as a result of higher interconnection costs of the mobile business to other mobile networks, as well as higher costs of sales of equipment and projects associated with corporate customers. The above was partially offset by savings derived from the cost control policy which is being implemented.

Administrative and selling expenses increased by 15.0% to Ch$29,926 million (US$40.0 million), mainly due to the recognition of expenses associated with the information system services outsourcing agreement with IBM implemented as of 4Q01. These expenses were previously absorbed by the subsidiary Sonda. The above increase was partially offset by lower salaries paid to sales and administrative personnel that were on strike during July 2002.

2

Telefonica CTC Chile	3Q02 Earnings Release

EBITDA	As a result of the above, EBITDA[1] in 3Q02 decreased by 7.1% to Ch$98,852 million (US$132.0 million), compared to Ch$106,427 million (US$142.1 million) recorded in 3Q01. For the nine-month period ended September 2002, EBITDA increased by 1.4% to Ch$292,669 million (US$390.9 million) with regards to the same period in 2001.

EBITDA margin[2] in 3Q02 was 45.7%, compared to 48.0% recorded in 3Q01. For the nine-month period ended September 2002,EBITDA margin was 45.8% as compared to 43.4% in the period January-September 2001.

DEPRECIATION	Depreciation expense increased 0.5% to Ch$64,264 million (US$85.8 million) in 3Q02 as compared to the 3Q01, mainly as a result of an increase in the Company's assets in operation.

OPERATING INCOME	OPERATING INCOME decreased by 18.6% to Ch$34,588 million (US$46.2 million) in 3Q02 as compared to Ch$42,512 million (US$56.8 million) recorded in 3Q01. The operating margin amounted to 16.0% in 3Q02 as compared to 19.2% in 3Q01. For the nine-month period ended September 2002, the Company registered an operating income of Ch$99,227 million (US$132.5 million), which represents a 0.7% decrease compared to the nine-month period ended September 2001.

NON- OPERATING INCOME

NON-OPERATING INCOME (LOSS): Telefónica CTC Chile recorded a 151.0% increase in its non-operating losses, amounting to Ch$44,208 million (US$59.0 million) in 3Q02, as compared to a non-operating lossof Ch$17,613 million (US$23.5 million) in 3Q01. The higher non-operating loss in 3Q02 is primarily the result of:

    an extraordinary charge of Ch$14,941 million (US$20.0 million) resulting from the amortization of severance indemnities paid to 1,070 employees who left the Company as a consequence of lay-offs in connection with the corporate reorganization process;
    a net loss of Ch$1,136 million (US$1.5 million) from the sale of 25% of Sonda in 3Q02. This transaction generated an extraordinary gain of Ch$6,788 million (US$9.1million) plus Ch$960 million (US$1.3 million) as a result of the elimination of a reserve account in the Company's balance sheet that recorded the exchange rate variations of Sonda's investments abroad. This gain was offset by an extraordinary charge of Ch$8,884 million (US$11.9 million) corresponding to the write-off of goodwill related to 25% of Sonda's ownership, which was being amortized over a 7-year period;
    an extraordinary charge of Ch$2,940 million (US$3.9 million) in 3Q02 in order to adjust for a decrease in market value of the investment in Terra Lycos shares as their market value decreased from €5.75 as of June 28, 2002 to €4.05 as of September 30, 2002, and

[1] EBITDA = operating income + depreciation

[2] EBITDA margin = (operating income + depreciation) / total operating revenues.

3

Telefonica CTC Chile	3Q02 Earnings Release

    extraordinary one-time gain of Ch$11,202 million (US$15.0 million) registered in 3Q01, relating to the anticipated termination of the agreement with Publiguías.

The above was partially offset by an 11.2% reduction in interest expenses in 3Q02 compared to 3Q01, as a result of a 20.1% reduction in average interest-bearing debt over the same period. The reduction in interest expenses was partly offset by lower capitalized interests as well as the accelerated amortization of expenses related to debt that was prepaid in the period.

INCOME TAXES	INCOME TAXES: In 3Q02, Telefónica CTC Chile recorded a total income tax charge in the amount of Ch$7,086 million (US$9.5 million) composed of a Ch$1,510 million (US$2.0 million) current income tax and a Ch$5,576 million (US$7.4 million) charge for deferred taxes of the period as well as amortization of deferred taxes of previous periods.

NET RESULT	The Company registered a net loss of Ch$16,830 million (US$22.5 million) in 3Q02 as compared to a net income of Ch$15,598 million (US$20.8 million) registered in 3Q01. For the nine-month period ended September 2002, the Company registered a net loss of Ch$15,494 million (US$20.7 million) compared to a net loss of Ch$9,597 million (US$12.8 million) recorded in the same period of the previous year. Net loss per ADR in 3Q02 amounted to US$0.09, compared to a net income per ADR of US$0.09 recorded in 3Q01. For the nine-month period ended September 2002, losses per ADR amounted to US$0.09.

CAPEX	Capital expenditures for Telefónica CTC Chile and its consolidated subsidiaries amounted to US$50 million in 3Q02 compared to US$66 million in 3Q01, reaching a total of US$110 million for the nine-month period ended September 2002, compared to US$144 million in the same period of the previous year.

CASH FLOW	The consolidated free cash flow from operations[3]for Telefónica CTC Chile in 3Q02 increased by 18.5% to Ch$40,937 million (US$54.7 million) as compared to Ch$34,560 million (US$46.2 million) in 3Q01. Free cash flow for the nine-month period ended September 2002 increased by 34.3% to Ch$153,292 (US$204.7 million), as compared to Ch$114,117 million (US$152.4 million) in the same period of the previous year.

[3] Free cash flow = EBITDA - capital expenditures - net interest expense - taxes

4

Telefonica CTC Chile	3Q02 Earnings Release

REVENUES BY BUSINESS UNIT

                 * Sonda: only includes two months of consolidated revenues

FIXED TELEPHONY	Revenues from fixed telephony services include Primary Service, Access Charges and Interconnections and Directory Advertising. Fixed telephony revenues, which represented 43.7% of total operating revenues in 3Q02, decreased by 6.1% to Ch$94,567 million (US$126.3 million) as compared to 3Q01.

Revenues from Fixed Tel ephony represent 44% of total operating revenues	Lines per employee (excluding employees of Telefónica CTC Chile's subsidiaries) increased by 0.7% from 839 at September 30, 2001 to 845 at September 30, 2002, despite the decrease in lines in service in the period.

Primary service revenues, which include the fixed monthly charge, variable charge, connections and other installations, value added services and equipment marketing, among others, decreased by 4.1% in 3Q02 as compared to 3Q01 to Ch$86,115 million (US$115.0 million). This decrease is mainly attributable to: (i) a 1% additional tariff decrease applied in May 2002 in variable and fixed charges pursuant to the Tariff Decree, (ii) a 4.2% decrease in total local traffic, (iii) an increase in traffic charged as local tranche (fixed-mobile and fixed-Internet calls) which rates are lower than those of traffic rated as Measured Local Service (fixed-fixed calls), and (iv) a 0.2% decrease in average lines in service in 3Q02 vs. 3Q01, which resulted from disconnections in 3Q02 of 47,454 fixed lines which had been suspended for over 120 days.

Access charges and interconnections revenues include revenues from access charges generated by DLD and ILD carriers, as well as those paid by other telecommunications operators that use Telefónica CTC Chile's network; they also

5

Telefonica CTC Chile	3Q02 Earnings Release

include other interconnection services apart from access charges, such as interconnection of networks and information services to carriers, among others. These revenues decreased by 10.3% in 3Q02 to Ch$5,747 million (US$7.7 million) as compared to 3Q01, mainly as a result of lower market traffic, particularly ILD traffic.

Revenues from directory advertisingdecreased by 40.6% in 3Q02 to Ch$2,705 million (US$3.6 million) as compared to 3Q01, mainly because revenues in 3Q01 included a one-time payment from the sale to Publiguís of Telefónica CTC Chile’s customer database.This sale occurred pursuant to the new agreement signed between the two companies in 3Q01.

LONG DISTANCE 188 Telefónica Mundo LD Plans compensate lower traffic	Long distance revenues include revenues from domestic and international long distance multicarrier traffic generated on fixed lines as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 8.3% of total operating revenues in 3Q02, decreased by 15.7% as compared to 3Q01, to Ch$17,898 million (US$23.9 million). This decrease was mainly due to: (i) lower revenues from domestic long distance services ("DLD") due to the 11.7% decrease in DLD traffic carried by 188 Telefónica Mundo and Globus in 3Q02 as compared to 3Q01, mainly as a result of the slow economic recovery and the substitution effect of mobile service, (ii) lower revenues from international long distance services (“ILD”) due to the fact that the 7.9% increase in outgoing ILD traffic was offset by lower average price per outgoing minute in 3Q02 vs. 3Q01 caused by higher competition, and (iii) lower revenues from the rental of the long distance network to other telecom operators in 3Q02 in comparison with 3Q01 due to lower prices and lower market traffic in general.

MOBILE COMMUNICATIONS 19% subscriber increase from 3Q01	Mobile communications revenues include revenues from outgoing cellular traffic and interconnection revenues from Calling Party Pays, as well as revenues from mobile equipment sales. Total revenues from mobile communications, which accounted for 23.3% of total operating revenues in 3Q02, increased by 16.0% as compared to 3Q01, to Ch$50,472 million (US$67.4 million). This increase is mainly as result of a 19.3%increase in average cellular subscribers, partially offset by a decrease in the average monthly revenue per user (“ARPU”), due to an increase in the proportion of prepaid customers in Telefónica Móvil’s subscriber base. Prepaid customers represented 76% of total average cellular subscribers in 3Q02, as compared to 74% in 3Q01. As of September 30, 2002, Telefónica Móvil had 1,761,432 customers.

CORPORATE CUSTOMER COMMUNICATIONS	Corporate customer communicationsinclude revenues from (i) telecommunications equipment, which refers to voice equipment (fax, PABX, etc.); (ii) complementary telephone services, such as 600, 700 and 800 numbers and digital communications; (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network, and (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, "ISP Empresas" revenues, services such as housing and hosting and consulting services to corporate customers.
6

Telefonica CTC Chile	3Q02 Earnings Release

Higher revenues from IP solutions	Revenues from corporate customer communications increased by 22.8% to Ch$21,220 million (US$28.3 million) in 3Q02 as compared to 3Q01. The contribution of corporate customer communications revenues to total operating revenues increased from 7.8% in 3Q01 to 9.8% in 3Q02.This increase was mainly due to increased revenues related to the IP network (Intranet, Extranet services), higher revenues associated with "ISP Empresas" (Internet services for corporate customers) and increased connectivity services through data links, such as ATM. However, prices of data services have progressively decreased due to strong competition. Data links, with the exception of Frame Relay which decreased by 6%, grew at rates of 22%, 267% and 23% for ATM, dedicated IP network customers and switched IP network customers, respectively in 3Q02 as compared to 3Q01. (Certain revenues of services provided by Telefónica Data were reclassified for 2001 from Data Services to Dedicated Links and Others, in accordance with their accounting since 2002).

OTHER BUSINESSES	These revenues includepublic telephone and information systems services (Sonda) revenues, as well as revenues from interior installation and equipment marketing of the subsidiary CTC Equipos, among others. They represented 14.9% of total operating revenues in 3Q02, a decrease of 17.2% in 3Q02 vs. 3Q01.

Revenues from Other Businesses affected by lower Sonda revenues

Public telephone revenues decreased by 15.9% in 3Q02 to Ch$2,573 million (US$3.4 million) as compared to 3Q01, mainly as a result of lower average revenue per public telephone due to mobile traffic substitution.

Interior installation and equipment marketing revenues decreased by 3.2% in 3Q02 to Ch$6,604 million (US$8.8 million) compared to 3Q01.

Information systems services (Sonda) revenues amounted to Ch$18,502 million (US$24.7 million) in 3Q02, a 25.2% decrease as compared to 3Q01, mainly as a result of lower revenues from Sonda's foreign subsidiaries, as well as the accounting of Sonda's revenues only for July and August 2002. As of and including September 2002, Sonda no longer consolidates with Telefónica CTC Chile and 35% of Sonda's net result is recognized as a non-operating income/expense.

Other businesses revenues increased by 6.1% to Ch$4,463 million (US$6.0 million) in 3Q02, as compared to 3Q01. These revenues include revenues from other subsidiaries such as Istel (employee health insurance) and Telemergencia, among others.

7

Telefonica CTC Chile	3Q02 Earnings Release

BUSINESS UNIT PERFORMANCE FOR 3Q02
Business Unit	EBITDA (Ch$ mn)	EBITDA Margin	Net Result (Ch$mn)
Fixed telephony	55,365	53%	(19,795)
Long distance	10,946	46%	3,595
Mobile	18,073	34%	604
Corp. Communications (incl. Data)	n.a.	n.a.	4,279
Others	n.a.	n.a.	(5,513)
Consolidated	98,852	45.7%	(16,830)

COMPANY NEWS

CORPORATE REORGANIZATION

On October 28, 2002, Telefónica CTC Chile announced a reorganization of its businesses which also includes personnel reductions of 1,070 employees of the Company and its subsidiaries. The non-operating financial impact of Ch$14,941 million (US$20.0 million) related to this restructuring process has been accounted for in Telefónica CTC Chile’s 3Q02 financial results.

The new business structure establishes three main business units:

-	General Consumers and Small Businesses: responsible for all products offered to the general customer segment (fixed telephony, LD, prepaid, broadband, value-added services, among others);
-	Corporate Customers (including the businesses of the subsidiary Telefónica Data): responsible for corporate customers, and
-	Mobile: responsible for mobile services

In addition, two areas are reorganized to serve as support areas for the above business units: Management of Customers, in charge of sales and distribution of all products throughout the country, and Management of Network Services, in charge of infrastructure and technical network maintenance.

SALE OF 25% OF SONDA

On September 26, 2002, Telefónica CTC Chile, through its subsidiary Telefónica Empresas, sold 25% of its information systems subsidiary Sonda S.A. to Sonda’s founder Mr. Andrés Navarro for Ch$27,921 million (US$37.3 million). In addition, Telefónica CTC Chile signed a put option for its 35% stake in Sonda, to be exercised in July 2005, at book value plus a premium, with a guaranteed minimum value of UF2,048,885 (approximately US$45.0 million). Furthermore, Mr.

8

Telefonica CTC Chile	3Q02 Earnings Release

Navarro signed a call option for Telefónica CTC Chile’s 35% stake in Sonda, to be exercised in July 2003, July 2004 or August 2005, at book value plus a premium, also with guaranteed minimum prices.

DEBT RESTRUCTURING

During 3Q02, Telefónica CTC Chile prepaid US$102.7 million in debt pursuant to certain loan and bond agreements that, together with quarterly amortizations, reduce interest-bearing debt by 7.2% in the period, to a total of US$1,674 million as of September 30, 2002.

WE INVITE YOU TO VISIT TELEFONICA CTC CHILE'S INVESTOR RELATIONS WEBSITE
AT: WWW.TELEFONICADECHILE.CL / INVESTOR RELATIONS

         For
            more Information Contact:

        Gisela
Escobar - Veronica Gaete

        Maria
Jose Rodriguez - Florencia Acosta

        Richard
Huber /Mariana Crespo

        Telefonica
CTC Chile

        Thomson
Financial Corporate Group

        Tel.:
562-691-3867

        212-807-5026
/ 212-807-5014

        Fax:
562-691-2392

E-mail:

E-mail:

        gescoba@ctc.cl,
vgaete@ctc.cl

richard.huber@tfn.com

        mjrodri@ctc.cl,
macosta@ctc.cl

mariana.crespo@tfn.com

Compañía
      de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services and operates a nationwide cellular network.

This
      news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.’s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”,
      “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions.
      The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile’s regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.’s control.

==================

APPENDIX:
      REVENUE RECLASSIFICATION

In order to show more
      accurately its revenues by business segment, in 3Q02 Telefónica CTC Chile has modified the breakdown of its operating revenues. This change affects the revenues of “Fixed Telephony” and “Other Businesses”. For comparative purposes, historical information has been restated accordingly.

9

      Telefonica
CTC Chile
      3Q02 Earnings
Release

MAIN CHANGES

   Fixed Telephony
        is divided into three segments:

    Primary Service: Revenues from basic telephony and other revenues associated to fixed lines.

    Access Charges and Interconnections, include all revenues from access charges, interconnections and other network services provided to other telecom operators.

    Directory Advertising, includes revenues associated to the commercial agreement with Publiguias.

  Certain revenues
        formerly included under "Fixed Telephony" were reclassified to "Other
        Businesses" since, although they are related to services associated to fixed telephony, they are provided by the subsidiary CTC Equipos. These are namely revenues from interior installations, maintenance and equipment marketing.

  Some revenues from
        services associated to fixed lines were formerly included under "Other
        Operating Revenues" and have now been included in "Fixed Telephony". These include revenues from flat fee lines, network interconnection, information services to carriers, and network rental, among others.

  CHANGES
        IN FIXED TELEPHONY REVENUES

            Revenues
under the new classification
            Change
/ Description
            Corresponding
item under the former classification

  Primary
              Service,

Fixed monthly charge

No change

No change

            Variable
charge
            No
change
            No
change

            Connections
and other installations
            Include
              revenues from connections of lines to the public network and other installations, such as cut-off and replacement of fixed line service, technical visits and moving of lines, among others

            “Connections
              to public network“
+ part of “other installations”

            Value
added services
            Includes
              revenues from value added services such as voice mail, call transfer and 600 and 700 numbers, and revenues from dedicated lines
            “Value
added services” + “dedicated lines”

10

        Telefonica
CTC Chile
        3Q02 Earnings
Release

            Equipment
              marketing

            Includes
              revenues from the sale and rental of equipment of Telefónica CTC
Chile S.A.

  Previously
              “equipment marketing” included all revenues from equipment marketing and maintenance generated by Telefónica CTC Chile S.A. and the subsidiary
              CTC Equipos. Revenues generated by CTC Equipos are now registered as “interior installation and equipment marketing” under “Other
              Businesses”

            Other
fixed telephony revenues
            Include
              revenues from operator services, rural telephony and flat fee services, among others
            Part
of “other installations” + part of “other operating revenues”

            Access
              charges and interconnections
              Domestic long
              distance
             International
              long distance
             Other
interconnection services

              No change
             No change
             Revenues from
              network interconnection services and services such as information services to carriers, administrative services and network rental, among others

              No change
             No change
             “Interconnection
              to LD carriers” + “other services to carriers” + part of “other operating revenues”

            Directory
advertising
            No
change
            No
change

  CHANGES
        IN REVENUES FROM OTHER BUSINESSES

            Revenues
under the new classification
            Change
/ Description
            Corresponding
item under the former classification

            Public
telephones
            No
change
            No
change

            Interior
installations and equipment marketing
            Includes
              revenues from interior installations, maintenance services, and equipment marketing generated by CTC Equipos
            “Interior
              installations” + part of “other installations” + part of “equipment marketing”

            Information
System Services

  Includes
              revenues from the subsidiary Sonda, excluding revenues from the former subsidiary of Sonda, SondaCom, which was 100% acquired by
              CTC in 2001; revenues from this subsidiary are now classified as
              “other

            “Information
              System Services” (previously included revenues from Sondacom)

11

          Telefonica
CTC Chile
          3Q02 Earnings
Release

          operating
revenues”

            Other
operating revenues
            Includes
              revenues from other subsidiaries such as Istel, Telemergencia,
Sondacom, among others
            Part
              of “other operating revenues"

12

      PHYSICAL
STATISTICS

I
II
III
IV
I
II
III

2001
2001
2001
2001
2002
2002
2002

      Total lines in service
at the end of period
2,725,587
2,743,126
2,751,956
2,723,310
2,746,178
2,760,252
2,721,412

      Average number of
lines in service (quarterly)
2,713,195
2,734,712
2,745,657
2,752,968
2,734,366
2,752,418
2,740,296

      Number of lines installed
(1)
3,006,558
3,020,345
3,014,573
3,019,416
3,024,693
3,027,354
3,030,444

Lines per 100 Inhabitants
17.6
17.7
17.7
17.4
17.5
17.6
17.3

      Public telephones
in service at end of period
22,227
26,860
30,702
33,830
37,740
36,759
36,251

      Effective minutes
of local traffic measured by second (million)
3,887
4,183
4,160
4,180
3,650
4,088
3,984

Local calls MLS (millions)
1,337
1,376
1,404
1,439
1,245
1,328
1,265

      DLD voice traffic
(thousands of minutes) - CTC network
480,810
468,836
449,392
443,235
424,259
417,626
411,147

      Outgoing ILD voice
traffic (thousands of minutes) - CTC network
36,752
37,427
36,058
37,254
35,980
36,368
35,341

      Incoming ILD traffic
(thosands of minutes) - CTC network
63,623
63,449
68,860
72,765
71,234
78,061
76,988

      DLD traffic of 188
Telefónica Mundo + Globus 120 (thousands of minutes)
198,787
199,601
199,510
201,434
183,372
184,456
176,075

      Outgoing ILD traffic
of 188 Telefónica Mundo +Globus 120 (thousands of minutes)
14,154
16,290
16,137
16,270
15,218
16,071
17,404

      Access charge traffic
(thousands of minutes)
1,780,130
1,846,722
1,814,701
1,809,440
1,672,282
1,762,580
1,707,252

      Number of pending
applications
91,132
56,364
40,205
32,329
36,951
n.a.
36,352

Number of lines connected
91,622
99,033
68,593
71,371
71,898
93,617
76,950

      Number of CTC's employees
(end of period)
4,594
3,260
3,025
3,223
3,219
3,231
3,225

      Number of subsidiaries'
employees (end of period)
4,673
4,452
4,773
4,497
4,565
4,654
4,703

      Number of cellular
subscribers (end of period)
1,295,483
1,416,103
1,480,795
1,570,087
1,651,282
1,710,326
1,761,432

      (1) Includes
        circuits and ISDN lines in order to indicate the real capacity of the network.

ANNUAL VARIATION

I
II
III
IV
I
II
III

2001
2001
2001
2001
2002
2002
2002

      Total lines in service
at the end of period
4.6%
4.4%
3.4%
0.8%
0.8%
0.6%
-1.1%

      Average number of
lines in service (quarterly)
4.5%
4.5%
4.0%
2.7%
0.8%
0.6%
-0.2%

      Numbers of lines
installed
0.9%
1.2%
1.2%
1.0%
0.6%
0.2%
0.5%

Lines per 100 Inhabitants
3.5%
3.5%
2.3%
-0.6%
-0.6%
-0.6%
-2.3%

      Public telephones
in service at the end of period
62.7%
100.4%
115.6%
77.1%
69.8%
36.9%
18.1%

      Effective minutes
of traffic measured by second (million)
-1.6%
-1.2%
-3.0%
-5.2%
-6.1%
-2.3%
-4.2%

Local calls MLS (millions)
-9.0%
-11.7%
-7.1%
-5.5%
-6.9%
-3.5%
-9.9%

      DLD voice traffic
(thousands of minutes) - CTC network
-1.5%
2.1%
0.0%
-5.5%
-11.8%
-10.9%
-8.5%

      Outgoing ILD voice
traffic (thousands of minutes) - CTC network
-2.5%
2.8%
-2.2%
0.0%
-2.1%
-2.8%
-2.0%

      Incoming ILD traffic
(thosands of minutes) - CTC network
39.6%
17.2%
24.6%
6.5%
12.0%
23.0%
11.8%

      DLD traffic of 188
Telefónica Mundo + Globus 120 (thousands of minutes)
3.2%
18.4%
20.8%
8.4%
-7.8%
-7.6%
-11.7%

      Outgoing ILD traffic
of 188 Telefónica Mundo +Globus 120 (thousands of minutes)
-4.8%
17.4%
17.5%
17.9%
7.5%
-1.3%
7.9%

      Access charge traffic
(thousands of minutes)
20.4%
7.1%
-13.7%
-8.8%
-6.1%
-4.6%
-5.9%

      Number of pending
applications
170.0%
179.7%
89.8%
215.3%
-59.5%
n.a.
-9.6%

Number of lines connected
50.7%
42.3%
-2.4%
-18.7%
-21.5%
-5.5%
12.2%

      Number of CTC's employees
(end of period)
-0.6%
-29.5%
-34.8%
-30.5%
-29.9%
-0.9%
6.6%

      Number of subsidiaries'
employees (end of period)
-3.2%
-8.1%
3.0%
-2.5%
-2.3%
4.5%
-1.5%

      Number of cellular
subscribers (end of period)
7.5%
15.6%
28.3%
28.2%
27.5%
20.8%
19.0%

        QUARTERLY
          CONSOLIDATED STATEMENTS OF INCOME (CHGAAP)

( Ch$ millions as of September 30, 2002)

JAN-SEP
IQ
IIQ
IIIQ
IVQ
JAN-SEP
IQ
IIQ
IIIQ
VARIATION

2001
2001
2001
2001
2001
2002
2002
2002
2002
IIIQ02/IIIQ01
| 2002/2001

        OPERATING
REVENUES

FIXED TELEPHONY
        306,955

        97,719

        108,480

        100,756

        98,707

        277,526

        90,273

        92,686

        94,567

-6.1%
-9.6%

        Primary
Service
        272,777

        90,614

        92,369

        89,794

        91,186

        256,440

        83,836

        86,489

        86,115

-4.1%
-6.0%

          Telephone
Line Serv.Fee (Fixed Monthly Charge)
        122,037

        41,564

        40,232

        40,241

        39,349

        116,666

        38,908

        38,756

        39,002

-3.1%
-4.4%

          Variable
Charge
        123,569

        40,105

        42,285

        41,179

        41,131

        113,464

        35,632

        38,436

        39,396

-4.3%
-8.2%

          Connections
and other installations
        5,682

        1,673

        2,022

        1,987

        2,206

        5,246

        1,937

        1,704

        1,605

-19.2%
-7.7%

          Value added
services
        12,534

        4,224

        4,003

        4,307

        4,651

        12,103

        3,956

        4,120

        4,027

-6.5%
-3.4%

          Equipment
Marketing
        5,455

        1,747

        1,909

        1,799

        1,811

        3,433

        1,570

        1,163

        700

-61.1%
-37.1%

          Other fixed
telephony revenues
        3,500

        1,301

        1,918

        281

        2,038

        5,528

        1,833

        2,310

        1,385

392.9%
57.9%

        Access
Charges and Interconnections
        17,414

        5,403

        5,602

        6,409

        6,454

        17,262

        5,596

        5,919

        5,747

-10.3%
-0.9%

          Domestic
long distance
        6,739

        2,242

        2,290

        2,207

        2,324

        6,858

        2,196

        2,295

        2,367

7.2%
1.8%

          International
long distance
        3,270

        1,097

        1,124

        1,049

        1,060

        2,609

        815

        925

        869

-17.2%
-20.2%

          Other interconnection
services
        7,405

        2,064

        2,188

        3,153

        3,070

        7,795

        2,585

        2,699

        2,511

-20.4%
5.3%

        Directory
Advertising
        16,764

        1,702

        10,509

        4,553

        1,067

        3,824

        841

        278

        2,705

-40.6%
-77.2%

        LONG DISTANCE

        59,244

        18,834

        19,183

        21,227

        21,305

        54,314

        18,529

        17,887

        17,898

-15.7%
-8.3%

          Domestic
Long Distance
        26,533

        8,130

        8,944

        9,459

        8,890

        24,344

        8,322

        7,928

        8,094

-14.4%
-8.3%

          International
Service
        22,562

        7,312

        7,478

        7,772

        8,013

        20,735

        7,097

        6,894

        6,744

-13.2%
-8.1%

          Rental of
LD Network
        10,149

        3,392

        2,761

        3,996

        4,402

        9,235

        3,110

        3,065

        3,060

-23.4%
-9.0%

        MOBILE
COMMUNICATIONS
        132,487

        45,158

        43,823

        43,506

        48,645

        147,637

        48,259

        48,906

        50,472

16.0%
11.4%

          Outgoing
Traffic
        73,816

        24,661

        26,008

        23,147

        27,439

        86,477

        27,015

        29,370

        30,092

30.0%
17.2%

          Interconnection
under Calling Party Pays
        58,671

        20,497

        17,815

        20,359

        21,206

        61,160

        21,244

        19,536

        20,380

0.1%
4.2%

        CORPORATE
CUSTOMER COMMUNICATIONS
        49,937

        15,511

        17,139

        17,287

        21,204

        60,267

        18,642

        20,405

        21,220

22.8%
20.7%

          Equipment

        14,232

        4,395

        5,058

        4,779

        5,024

        16,210

        4,939

        5,562

        5,709

19.5%
13.9%

          Complementary
Services
        5,144

        1,509

        1,610

        2,025

        2,793

        8,541

        2,603

        2,738

        3,200

58.0%
66.0%

Data services
        9,678

        2,526

        3,916

        3,236

        6,285

        13,054

        3,792

        4,397

        4,865

50.3%
34.9%

          Dedicated
links and others
        20,883

        7,081

        6,555

        7,247

        7,102

        22,462

        7,308

        7,708

        7,446

2.7%
7.6%

OTHER BUSINESSES
        116,661

        37,834

        39,993

        38,834

        49,705

        99,810

        36,124

        31,544

        32,142

-17.2%
-14.4%

Public Telephones
        12,131

        4,667

        4,405

        3,059

        3,660

        8,930

        3,326

        3,031

        2,573

-15.9%
-26.4%

          Interior
installation and equipment marketing
        19,511

        6,254

        6,433

        6,824

        6,425

        20,462

        7,025

        6,833

        6,604

-3.2%
4.9%

          Information
System Services (Sonda)
        77,416

        24,575

        28,097

        24,744

        33,550

        61,321

        23,281

        19,538

        18,502

-25.2%
-20.8%

          Other Operating
Revenues
        7,603

        2,338

        1,058

        4,207

        6,070

        9,097

        2,492

        2,142

        4,463

6.1%
19.7%

        TOTAL OPERATING
REVENUES
        665,284

        215,056

        228,618

        221,610

        239,566

        639,554

        211,827

        211,428

        216,299

-2.4%
-3.9%

        QUARTERLY
          CONSOLIDATED STATEMENTS OF INCOME (CHGAAP), continued

( Ch$ millions as of September 30, 2002)

JAN-SEP
IQ
IIQ
IIIQ
IVQ
JAN-SEP
IQ
IIQ
IIIQ
VARIATION

2001
2001
2001
2001
2001
2002
2002
2002
2002
IIIQ02/IIIQ01
| 2002/2001

        OPERATING
COSTS AND EXPENSES

Salaries
        76,486

        26,707

        26,728

        23,051

        22,994

        64,544

        21,033

        22,262

        21,249

-7.8%
-15.6%

Depreciation
        188,833

        62,906

        62,012

        63,915

        62,454

        193,442

        64,289

        64,889

        64,264

0.5%
2.4%

        Other Operating
Costs
        207,120

        70,566

        70,436

        66,118

        78,626

        185,682

        59,752

        59,658

        66,272

0.2%
-10.4%

        Adm. & Selling
Expenses
        92,962

        35,476

        31,472

        26,014

        36,234

        96,659

        33,454

        33,279

        29,926

15.0%
4.0%

        TOTAL OPERATING
COSTS AND EXPENSES
        565,401

        195,655

        190,648

        179,098

        200,308

        540,327

        178,528

        180,088

        181,711

1.5%
-4.4%

        OPERATING
INCOME
        99,883

        19,401

        37,970

        42,512

        39,258

        99,227

        33,299

        31,340

        34,588

-18.6%
-0.7%

EBITDA
        288,716

        82,307

        99,982

        106,427

        101,712

        292,669

        97,588

        96,229

        98,852

-7.1%
1.4%

Operating Margin
15.0%
9.0%
16.6%
19.2%
16.4%
15.5%
15.7%
14.8%
16.0%
-3,2pp
0,5pp

EBITDA Margin
43.4%
38.3%
43.7%
48.0%
42.5%
45.8%
46.1%
45.5%
45.7%
-2,3pp
2,4pp

        NON-OPERATING
INCOME

Interest Income
        12,774

        3,296

        4,284

        5,194

        5,660

        10,362

        3,413

        3,322

        3,627

-30.2%
-18.9%

        Other Non-Operating
Income
        14,099

        548

        1,553

        11,998

        6,250

        14,245

        3,497

        2,241

        8,507

-29.1%
1.0%

        Revenues from Related
Companies
        527

(466)
(88)
        1,081

        75

        454

        13

(295)
        736

-31.9%
-13.9%

Interest Expense
(71,631)
(23,857)
(22,635)
(25,139)
(21,262)
(60,443)
(19,046)
(19,070)
(22,327)
-11.2%
-15.6%

        Amortization of
Goodwill
(11,456)
(3,893)
(3,715)
(3,848)
(4,488)
(20,472)
(3,772)
(3,951)
(12,749)
231.3%
78.7%

        Other Non-Operating
Expenses
(42,259)
(7,752)
(24,886)
(9,621)
(3,901)
(31,013)
(3,822)
(6,545)
(20,646)
114.6%
-26.6%

Monetary Correction
        5,395

(1,138)
        3,811

        2,722

(3,301)
(6,927)
(4,026)
(1,545)
(1,356)
-149.8%
-228.4%

        NON-OPERATING
INCOME
(92,551)
(33,262)
(41,676)
(17,613)
(20,967)
(93,794)
(23,743)
(25,843)
(44,208)
151.0%
1.3%

        INCOME
BEFORE INCOME TAX
        7,332

(13,861)
(3,706)
        24,899

        18,291

        5,433

        9,556

        5,497

(9,620)
-138.6%
-25.9%

Income Tax
(13,330)
(806)
(4,403)
(8,121)
(3,279)
(20,201)
(7,081)
(6,034)
(7,086)
-12.7%
51.5%

Minority Interest
(3,602)
(413)
(2,008)
(1,181)
(1,254)
(726)
(326)
(276)
(124)
-89.5%
-79.8%

        Amortization of
Negative Goodwill
        3

        0

        2

        1

        3

        0

        87

(87)
        0

-
-

NET INCOME
(9,597)
(15,080)
(10,115)
        15,598

        13,761

(15,494)
        2,236

(900)
(16,830)
C.S.
61.4%

        Observed
exchange rate (end of the period)

        594.97

        629.00

        695.02

        654.79

        655.90

        688.05

        748.73

1Q
2Q
3Q
4Q

IQ
IIQ
IIIQ

2001
2001
2001
2001

2002
2002
2002

        Earnings per Common
Share (Ch$)

-15.8
-10.6
16.3
14.4

2.3
-0.9
-17.6

        Earnings per ADR
(US$)

-0.09
-0.06
0.09
0.08

0.01
-0.01
-0.09

        Weighted Average
Number of Shares Fully Paid (millions)

957.2
957.2
957.2
957.2

957.2
957.2
957.2

        Fully Diluted Weighted
Average Number of Shares (millions)

957.2
957.2
957.2
957.2

957.2
957.2
957.2

        CONSOLIDATED
          BALANCE SHEET (CHGAAP)
(Figures in thousands of Ch$ as of September 30, 2002)

ASSETS

        2002
Ch$
        2001
Ch$
LIABILITIES
        2002
Ch$
        2001
Ch$

         CURRENT
ASSETS

           CURRENT
LIABILITIES

        Cash
and banks
        15,062,503

        17,039,897

        Banks
and financial institutions - short-term
        17,844,283

        22,771,063

        Time
deposits
        50,968,988

        182,435,719

        Banks
and financial institutions - current maturities
        41,887,639

        197,228,152

        Marketable
securities
        86,668,023

        73,099,663

Debentures
        25,660,980

        30,941,433

        Trade
receivables
        198,530,284

        220,562,238

        Current
maturities of other long-term liabilities
        472,233

        1,574,182

        Notes
receivable
        5,452,284

        11,779,854

        Dividends
payable
        194,680

        277,859

        Sundry
debtors
        25,104,898

        33,026,215

        Accounts
payable
        127,601,659

        151,501,754

        Due
from related companies
        19,075,192

        31,764,675

        Notes
payable
        84,633

        622,145

Inventories
        16,297,300

        39,698,684

        Sundry
creditors
        5,424,312

        7,538,582

        Refundable
taxes
        16,198,762

        40,102,329

        Due
to related companies
        11,308,659

        30,463,451

        Prepaid
expenses
        9,493,486

        8,497,439

Provisions

        25,255,159

        15,996,321

        Deferred
taxes
        25,817,043

        20,132,337

Withholdings

        12,828,345

        13,621,073

        Other
current assets
        77,298,681

        128,794,642

        Unearned
income
        2,323,704

        3,408,941

         Total
current assets
        545,967,444

        806,933,692

        Other
current liabilities
        1,934,992

        4,238,518

        FIXED
ASSETS

       Total
current liabilities
        272,821,278

        480,183,474

Land

        26,763,634

        28,660,122

        Construction
and infrastructure works
        180,355,257

        196,428,468

           LONG-TERM
LIABILITIES

        Machinery
and equipment
        3,190,035,417

        3,190,634,331

        Banks
and financial institutions
        598,969,232

        718,138,228

        Other
fixed assets
        392,025,907

        428,057,751

Debentures
        549,871,742

        597,389,894

        Technical
revaluation
        8,982,020

        8,979,598

        Due
to related companies
        25,038,143

        34,666,901

        Less:
accumulated depreciation
        1,879,799,905

        1,779,063,087

        Sundry
creditors
        5,526,180

        14,207,309

        Fixed
assets-net
        1,918,362,330

        2,073,697,183

Provisions
        22,168,277

        19,599,795

        Deferred
Taxes
        28,019,248

        8,936,204

        OTHER
ASSETS

        Other
long-term liabilities
        9,981,670

        20,262,869

        Investments
in related companies
        38,772,278

        14,203,796

       Total
long term liabilities
        1,239,574,492

        1,413,201,200

        Investments
in other companies
        752,483

        714,009

Goodwill
        180,232,462

        207,548,620

           MINORITY
INTEREST
        1,182,182

        38,991,306

        Less:
Negative goodwill
        0

        32,930

        Long-term
debtors
        50,569,508

        51,955,409

EQUITY

Intangibles
        30,008,964

        16,576,735

        Paid-in
capital
        715,017,592

        708,720,958

        Amortization
(less)
        2,214,367

        1,411,133

Reserve
        9,295,229

        15,591,863

        Other
long-term assets
        17,304,451

        32,296,209

        Share
premium
        112,622,346

        112,622,346

        Other
reserves
        723,314

        1,642,027

         Total
other assets
        315,425,779

        321,850,715

        Retained
earnings:
        428,519,120

        431,528,416

        Prior
years
        444,012,656

        441,472,342

        (Losses)
Income for the period
(15,493,536)
(9,597,927)

        Less:
deficit from development stage enterprise
        0

        345,999

      Total
equity
        1,266,177,601

        1,270,105,610

        TOTAL
ASSETS
        2,779,755,553

        3,202,481,590

           TOTAL
LIABILITIES AND EQUITY
        2,779,755,553

        3,202,481,590

      COMPAÑÍA
        DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

        CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTH PERIODS ENDED
        AS OF

        SEPTEMBER 30, 2001 AND 2002

Figures in Thousands of Constant Ch$ as of September 30, 2002

2002

2001

      NET CASH
PROVIDED BY USING IN OPERATING ACTIVITIES
      229,237,817

      220,581,884

      Net income
(Gain/Losses)
(15,493,536
)
(9,597,927
)

      Result in
sales of assets
(7,442,934
)
(302,879
)

      (Gain) Loss in sale
of fixed assets
      305,017

      120,857

      Gain in sales of
investments
      7,747,951

      423,736

      Charges (credits)
to income not affecting cash flows:
      282,282,793

      241,070,163

Depreciation
      194,592,616

      190,560,004

Intangibles amortization
      648,518

      357,459

Write-off and provisions
      17,733,483

      19,883,082

      Equity earnings from
related companies
      916,524

      1,027,910

      Equity losses from
related companies
      460,607

      500,600

Amotization of goodwill
      20,477,085

      11,456,157

      Amortization of negative
goodwill
      0

      2,549

      Price-level restatement
(net)
      3,303,543

(519,573)

      Gain (loss) on foreign
currency transactions
      3,620,291

(4,853,032)

      Other credits not
affecting cash flows
      17,939,897

      15,455,695

      Other charges not
affecting cash flows
      60,303,071

      40,171,620

      Decrease
(increase) in current assets:
      9,809,854

      26,280,391

      (Increase) Decrease
in trade receivables
(12,681,574
)
(17,595,231
)

      (Increase) Decrease
in inventories
      8,972,475

(12,641,898)

      (Increase) Decrease
in other current assets
      13,518,953

      56,517,520

      Increase
(decrease) in current liabilities:
(40,644,659
)
(40,470,781
)

      Increase (decrease)
in due to related companies,

       related with operating
activities
(59,924,515
)
(19,762,973
)

      Increase (decrease)
in accrued interest payable
(5,807,126
)
(5,236,178
)

      Increase (decrease)
in income tax payable, net
      18,994,189

(9,364,114
)

      Increase (decrease)
in other accounts payable

       related with non
operating result
      5,842,918

      7,315,382

      Increase (decrease)
in value-added tax, net, and other
      249,875

(13,422,898
)

      Income (
loss) of minority interest
      726,299

      3,602,917

      COMPAÑÍA
        DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

        CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTH PERIODS ENDED
        AS OF

        SEPTEMBER 30, 2001 AND 2002

Figures in Thousands of Constant Ch$ as of September 30, 2002

2002

2001

      NET CASH
PROVIDED BY FINANCING ACTIVITIES
(144,869,199
)
(21,609,018
)

      Increase in bank
borrowings
      13,593,843

      28,206,967

      Other sources of
financing
      981,333

      597,644

      Dividend payments
(less)
      1,243,254

      1,579,758

Capital distribution
      0

      0

      Repayment of loans
(less)
      74,589,275

      34,419,028

      Repayment of debentures
(less)
      73,704,476

      13,225,648

      Repayment other loans
from related companies
      9,907,370

      0

      Other disbursements
(less)
      0

      1,189,195

      NET CASH
USED IN INVESTING ACTIVITIES
(82,806,600
)
(111,754,645
)

Sale of fixed assets
      527,704

      249,221

      Sale of investments
in related companies
      27,920,701

      0

Sale of other investments
      0

      2,957,881

      Other revenues from
investments
      0

      146,312

      Additions to fixed
assets (less)
      48,713,086

      66,441,393

      Payment of capitalized
interests (less)
      3,626,115

      14,478,138

      Investments in related
companies (less)
      117,967

      2,109,983

      Investments in financial
instruments (less)
      29,780,205

      26,308,502

      Other loans to related
companies (less)
      0

      4,633,208

      Other investment
disbursements (less)
      29,017,632

      1,136,835

      NET CASH
FLOW FOR THE PERIOD
      1,562,018

      87,218,221

      PRICE-LEVEL
RESTATEMENT EFFECT ON CASH AND CASH EQUIVALENTS
(1,192,079
)
(3,515,370
)

      NET INCREASE
(DECREASE) IN CASH AND CASH EQUIVALENTS
      369,939

      83,702,851

      CASH AND
CASH EQUIVALENTS AT BEGINNING OF THE PERIOD
      85,450,863

      133,925,918

      CASH AND
CASH EQUIVALENTS AT THE END OF THE PERIOD
      85,820,802

      217,628,769

SIGNATURE

Pursuant to the requirements of
  the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Compañía
de Telecomunicaciones de Chile S.A.

Date:
      October
31, 2002

By:
      /s/
Julio Covarrubias F.

Name:
      Julio
Covarrubias F.

Title:
      Chief
Financial Officer